Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
EPIX PHARMACEUTICALS, INC.
          EPIX Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:
1.	The name of the Corporation is EPIX Pharmaceuticals, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was November 28, 1988 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Metacorp, Inc.
2.	This Certificate of Amendment amends certain provisions of the Restated Certificate of Incorporation, and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of Section 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation.
3.	That upon the effectiveness of this Certificate of Amendment, the first paragraph of Article FOURTH of the Fourth Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety such that, as amended, said paragraph shall read in its entirety as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Two Hundred One Million (201,000,000) consisting of (i) Two Hundred Million (200,000,000) shares of Common Stock, $0.01 par value per share (the “Common Stock”) and (ii) One Million (1,000,000) shares of Preferred Stock, $0.01 par value per share (the “Preferred Stock”).”
          IN WITNESS WHEREOF, EPIX Pharmaceuticals, Inc. has caused this Certificate of Amendment to be executed this 9th day of July, 2009.

EPIX PHARMACEUTICALS, INC.
By:	/s/ Kim Cobleigh Drapkin
	Name:	Kim Cobleigh Drapkin
	Title:	Chief Financial Officer